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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 1st April 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒        Form 40-F:☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:☐        No:☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:☐        No:☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:☐        No:☒

Enclosure:

—
Press release 24th March 2003 "Board Changes"

BOARD CHANGES

        Paris and London: March 24, 2003:    Orange SA, a leading European mobile group, today formally confirmed the changes to its board, the intention of which have already been announced.

        Sol Trujillo has formally been confirmed as Chief Executive Officer.

        Jean-François Pontal, former Chief Executive Officer today officially resigns from the Board with immediate effect prior to his retirement.

        Graham Howe, Deputy Chief Executive Officer and Group Chief Operating Officer, has today formally resigned from the Board as he has already announced he would and will be leaving Orange after a transitional period.

        In addition, it is Orange's intention to appoint a third independent non-executive director, and the Nominations Committee is now pursuing this.

Sol Trujillo said:

        "All of us wish Jean-François and Graham all the very best—Jean-François in his retirement and Graham in the next stages of his career. Both have had a truly formative impact on Orange and hand over a group demonstrably well ahead of any forecasts made at the time of its flotation and in great shape to build its momentum and strategic position."

Enquiries:

Orange
London:
Niamh Byrne, Head of Media Relations	+ 44 (0) 20 7984 2000
Orange Media Centre	+ 44 (0) 20 7984 2000
David Smyth, Group Head of Investor Relations	+ 44 (0) 20 7984 1691
Paris:
Nilou Du Castel, Head of the press office	+33 (0)1 44 44 93 93
Citigate Dewe Rogerson	+44 (0) 20 7638 9571
Anthony Carlisle (+44 (0) 7973 611 888)

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Notes to Editors:

1.    Sol Trujillo

        Sol was appointed a non-executive member of the Orange Board in 2001 and was confirmed as Orange's CEO on March 7th this year. Following his MBA from the University of Wyoming in 1974, Sol began his professional career at Mountain Bell Telephone. He was appointed President and CEO of USWest in 1995 and Chairman in 1999. He retired from this position in June 2000 when the merger between USWest and Qwest Communications was completed. He has been on the Chairman's Council at Alcatel SA since 2000. He serves on the Board of Directors of Pepsi Co; Target Stores and Gannet. Sol is now based in both London and Paris.

2.    Jean-François Pontal

        Jean-François was appointed Chief Executive Officer of Orange in August, 2000, and remained also a member of the Executive Committee of France Telecom. He was formerly the Executive Officer of France Telecom in charge of the Mass Market Products and Services Division. Jean-François Pontal joined France Telecom after 17 years with Carrefour where he was successively "Men and Markets" Operations Director, Chief Executive of Pryca, the Spanish subsidiary of Carrefour, and a member of the management committee in charge of Southern Europe. He began his career with the Bossard Institute as a specialist consultant in the field of human resource management.

3.    Graham Howe

        Graham is one of the founding directors of Orange plc, having joined the company in 1992. Graham was responsible for setting the strategic direction and growth of the business of Orange plc. Previously Deputy Chief Executive and Chief Financial Officer of Orange plc, he retained the same responsibilities for the enlarged Orange Group. In 2001, Graham devolved responsibility for the finance function and became Group Chief Operating Officer as well as his responsibilities as Deputy Chief Executive. Prior to joining Orange, Graham worked in the telecommunications sector for over ten years, having held senior positions at Hutchison Telecom, First Pacific Company and Touche Ross Management Consultants.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
1ST APRIL 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

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BOARD CHANGES
SIGNATURES